NEWS RELEASE

EMX Royalty Invests in the Rawhide Gold-Silver Mining Operation, Nevada

Vancouver, British Columbia, December 19, 2019 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce it has acquired a 19.9% equity interest in Rawhide Acquisition Holding LLC, a privately-held Delaware company that owns the Rawhide gold-silver mining operation through wholly-owned subsidiary Rawhide Mining LLC. The Rawhide mine is located approximately 50 miles from Fallon, Nevada, and is a fully permitted open pit heap leaching operation that is currently producing gold and silver doré.

The Rawhide mine occurs in Nevada's prolific Walker Lane gold-silver belt, amidst multiple historic mines that produced more than 1 million ounces of gold (e.g., Comstock, Round Mountain, Borealis, and Tonopah). Rawhide was formerly operated as a subsidiary of Kennecott Corporation prior to Coral Reef Capital, a private equity firm, partnering with the Rawhide mine management team to acquire the property from Rio Tinto Plc in 2010. Currently, Coral Reef Capital is the controlling shareholder of Rawhide Acquisition Holding LLC.  EMX made the strategic investment in the Rawhide operation as part of its acquisition plan focusing on near-term cash flowing assets.

Overview of Commercial Terms. Terms of EMX's Rawhide investment include (note all dollar amounts in USD):

  EMX purchase of a 19.9% membership interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH") for a purchase price of $3.5 million.

  RAH distributes 50% of its taxable income to the LLC members on a quarterly basis as a Tax Distribution.

  RAH has historically made significant additional Ordinary Distributions to its members, and may continue doing so given ongoing mining at the Rawhide and Regent open pits.

  EMX is entitled to nominate one manager to the six-member RAH management committee.

Overview of Rawhide Operation. The Rawhide mining operation is located in the Walker Lane's Regent mining district. Gold was discovered at Rawhide in 1906, with intermittent small scale production until Kennecott undertook open pit mining from 1990-2003, producing 1.4 million ounces of gold and 10.9 million ounces of silver from 88 million tons[1]. Residual heap leaching until 2010 recovered an additional 200 thousand ounces of gold and 1.9 million ounces of silver. EMX has been advised by RAH that from 2011-2018 its mining at the Rawhide property totaled 4.9 million tons, with 160,000 ounces of gold and 1.8 million ounces of silver produced.

Gold-silver mineralization at Rawhide has been historically mined from a series of low sulfidation epithermal veins, vein swarms and replacement zones hosted by various basaltic to rhyolitic volcanic units. The lower grade bulk tonnage mineralization that is the focus of current operations occurs between structures within permeable volcanic units and at intrusive contacts. Rawhide Mining received a mine expansion permit earlier this year covering the Regent satellite deposit, and open pit mining has recently commenced. Regent highlights the upside exploration and production optionality of EMX's strategic investment in the Rawhide mining operation.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter that ended on September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year that ended on December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

[1] Rawhide Mining Corporation internal report (2019).